

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Aidan Viggiano
Chief Financial Officer
Twilio Inc.
101 Spear Street, Fifth Floor
San Francisco, California 94105

> **Re: Twilio Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated July 25, 2023**
> **File No. 001-37806**

Dear Aidan Viggiano:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rezwan Pavri